

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 11, 2009

via U.S. mail and facsimile

Carl R. Christenson, Chief Executive Officer
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

      RE: Altra Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 6, 2009
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Filed May 5, 2009
               Definitive Proxy
               Filed April 24, 2009
                File No. 001-33209

               Altra Industrial Motion, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 20, 2009
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Filed May 8, 2009
               File No. 333-124944

Dear Mr. Christenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Terence O'Brien
                            Accounting Branch Chief